Part III: Manner of Operations
Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

Yes

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Subscribers enter firm and conditional orders directly into the ATS by way of a dedicated gateway into Ocean using the FIX 4.2 connection.

Firm and conditional orders can be entered onto the ATS through two means: (i) a Subscriber's market access connection through which orders can be directed (by the Subscriber or the Subscriber's customer) to the ATS; and (ii) Subscriber algorithms. ~~Conditional orders can be entered onto the ATS only through Subscriber algorithms.~~ PURE does not provide algorithms to Subscribers.

Both a market access connection and a Subscriber's algorithm can be used to enter Subscriber orders (i.e., principal orders) and a Subscriber's customer's orders.

All firm and conditional orders, regardless of how they are entered onto the ATS (market access connection or Subscriber algorithm), or if they are entered with a particular order instruction, including orders marked as HMMP (Human Matched Machine Processed) or PRO (Pre-Routing Optimizer), (explained below in Part III, Item 14), are entered through the FIX connection.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes

If no, identify and explain any differences.

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

If no, identify and explain any differences.

PureStream, LLC
Form ATS-N/Correcting Amendment (2023.08.17)
Exhibit 3

Part III: Manner of Operations
Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

[X] Yes [ ] No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

PURE ATS accepts conditional orders from all Subscribers ~~. Such conditional orders are only accepted by the ATS when entered through Subscriber algorithms~~ through the Subscribers' FIX connections.

Each conditional order specifies a symbol, side, quantity, and Order Type, and are subject to the same minimum size requirements as firm orders (described in Part III, Item 8).

Conditional orders can interact (i.e., match), with both firm and conditional orders resting on the ATS (subject to the prioritization and matching logic described in Part III, Items 7 and 11). Once the ATS identifies a potential match, the ATS will send a firm-up request to the conditional side of the potential match (where both sides of the match are conditional orders, the ATS generates a bilateral firm-up request for each conditional side of the potential match). All firm-up requests contain an identification number for each bilateral pairing, the size of the requested firm-up, the limit, and the LTR.

The Subscriber~~s' algorithms~~ receiving the firm-up request will then send corresponding orders that are firm. The Subscriber~~s' algorithms~~ may respond with orders that differ in quantity, price, and Order Type (as described in Part III, Item 7 above) than their conditional order. Each conditional order expires upon firm-up request, and firm-ups must be responded to within two seconds or otherwise the firm-up expires and no match occurs. After two seconds and expiration of the firm-up, a new conditional order would have to be sent to be considered for any future matches.

Upon receipt of the firm-up order, the ATS will run its standard prioritization and match logic (as described in Part III, Items 7 and 11). If the firmed-up order remains compatible with the contra-side firm order (or firmed-up order where both sides of the match were conditional orders), and the contra-side firm order (or firmed-up order) remains available, the ATS will match the two orders. Note that if the ATS identifies a potential match for a contra-side firm order with another firm order (i.e., on the same side as the conditional order) prior to receiving a firmed-up order from the conditional side order (even after the firm-up request has been generated), the ATS will match the two firm orders ahead of the conditional order.

Quantity and Order Type changes to conditional and firm orders can be made in accordance with the procedures described in Part III, Item 7. Once conditional orders are firmed-up, the firmed-up orders are treated as Stream or Kill (SOK) orders. All conditional orders (including buy, sell, sell short, and sell short exempt) are cancelled at the end of the day.

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?
[X] Yes   [ ] No
If no, identify and explain any differences.

Part III: Manner of Operations
Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?
Yes
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Counter-parties can be limited using certain order instructions accepted by the ATS. Those order instructions are: (i) HMMP (Human Matched Machine Processed); (ii) PRO (Pre-Routing Optimizer); and (iii) self-trade prevention. The order instructions are sent by the Subscriber or by the Subscriber's customer, as described below.

The HMMP order instruction enables a Subscriber to limit its counter-parties to firm and conditional orders in the ATS sent by the same Subscriber. This includes orders that the Subscriber has sent separately over time, or contemporaneously. Using the HMMP order instruction, for example, a Subscriber with compatible orders can send the orders to the ATS knowing they will only match with the orders the Subscriber sent. Use of HMMP is a Subscriber decision and, other than limiting the universe of eligible counter-parties, the orders (and any match) remain subject to the same ATS priority and matching logic described in Part III, Item 7.

The PRO order instruction is a functionality provided by the ATS to its Subscribers. The functionality enables a Subscriber to permit its customer to send directed orders (firm and conditional) to the ATS in which the directed order's potential counter-parties are limited to that Subscriber's inventory on the ATS (i.e., the directed order will only match with an order sent to the ATS through the same Subscriber). All orders with the PRO order instruction are automatically designated as IOC (in the case of an LS Order Type) or SOK. Use of a PRO order instruction is both a customer and Subscriber decision and, other than limiting the universe of eligible counter-parties, the orders (and any match) remain subject to the same ATS priority and matching logic described in Part III, Item 7.

PURE ATS also offers Subscribers a self-match prevention modifier that allows a Subscriber to prevent executions with other firm or conditional orders from that Subscriber in the ATS. Subscribers can apply this modifier at different levels of granularity (e.g., at the Subscriber or Subscriber's customer level; the latter would prevent orders from a Subscriber's customer from interacting with other orders in the ATS from that customer).

PURE ATS does not segment flow; only Subscribers and their customers can limit order interactions by using either the HMMP instruction, PRO instruction, or the self-match prevention.

In addition to limiting counter-parties, Subscribers can also choose to restrict (or not restrict) any order from interacting with contra-side conditional orders.

All of the above order instructions can be sent by the Subscriber via its FIX connection with PURE ATS in accordance with PURE ATS's FIX specifications (available to all Subscribers).

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?
[X] Yes   [ ] No
If no, identify and explain any differences.